SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C.  20549


                                 SCHEDULE 13G


                   Under the Securities Exchange Act of 1934


                         MOLECULAR DEVICES CORPORATION

                               (NAME OF ISSUER)


                               COMMON STOCK NPV

                        (TITLE OF CLASS OF SECURITIES)


                                   60851C107

                                (CUSIP NUMBER)

   Check the following box if a fee is being paid with this statement  [  ]


CUSIP NUMBER  60851C07

        1    NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NUMBER OF ABOVE PERSON

             NATIONAL WESTMINSTER BANK PLC           13-563460

        2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                            (a)  [ ]

                                            (b)  [X]
        3    SEC USE ONLY

        4    CITIZENSHIP OR PLACE OF ORGANISATION

                ENGLAND

              NUMBER OF            5    SOLE VOTING POWER
                SHARES                     0
             BENEFICIALLY          6    SHARED VOTING POWER
               OWNED BY                    570,000
                 EACH              7    SOLE DISPOSITIVE POWER
              REPORTING                    0
                PERSON             8    SHARED DISPOSITIVE POWER
                 WITH                      570,000




        9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                570,000

       10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
             CERTAIN SHARES

                                                [ ]

       11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
               6.4%

       12    TYPE OF REPORTING PERSON
              BK, HC




Item 1   (a)   Name of Issuer:

               MOLECULAR DEVICES INCORPORATED

         (b)   Address of Issuer's Principal Executive Office:

               1311 ORLEANS DRIVE
               SUNNYVALE
               CALIFORNIA  94089

Item 2   (a)   Name of Person Filing:

               NATIONAL WESTMINSTER BANK PLC

         (b)   Address of Principal Business Office

               41 LOTHBURY
               LONDON EC2P 2BP
               ENGLAND

         (c)   Citizenship(i.e. Place of Organisation)

               ENGLAND

         (d)   Title of Class of Securities:

               COMMON STOCK NPV

         (e)   CUSIP Number:

               60851C107


Item 3 If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b), check whether the person filing is a:

         (a)   [ ]   Broker or Dealer registered under Section 15
                     of the Act

         (b)   [ ]   Bank as defined in Section 3(a)(6) of the
                     Act

         (c)   [ ]   Insurance Company as defined in Section
                     3(a)(19) of the Act

         (d)   [ ]   Investment Company registered under Section
                     8 of the Investment Company Act

         (e)   [ ]   Investment Adviser registered under Section
                     203 of the Investment Advisers Act of 1940

         (f)   [ ]   Employee Benefit Plan, Pension Fund which is
                     subject to the provisions of the Employee
                     Retirement Income Security Act of 1974 or
                     Endowment Fund; see S240.13d-1(b)(1)(ii)(F)

         (g)   [X]   Parent Holding Company, in accordance with
                     S240.13d-1(b)(1)(ii)(G)

         (h)   [ ]   Group, in accordance with S240.13d-
                     1(b)(1)(ii)(H)

Item 4         Ownership.

         (a)   Currently Beneficially Owned:

               570,000

         (b)   Percent of Class.

               6.36%

         (c)   Number of Shares as to which such person has:

               (i)   sole power to vote or to direct the vote

                     0

               (ii)  shared power to vote or to direct the vote

                     570,000

               (iii) sole power to dispose or to direct the disposition of

                     0

               (iv)  shared power to dispose or to direct the disposition of

                     570,000

Item 5         Ownership of Five Percent or Less of a Class

               If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6         Ownership of more than Five Percent on behalf of another person

               GARTMORE INVESTMENT LTD

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

               GARTMORE INVESTMENT LTD

               (NatWest Markets Asset Management Holdings Ltd, a wholly owned subsidiary of National Westminster Bank Plc, is the investment holding company, as shown on the 13F filing).
               IA

Item 8         Identification and Classification of Members of the Group.

               Not applicable

Item 9         Notice of Dissolution of the Group

               Not applicable

Item 10        Certification

               By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

FEBRUARY 12, 1997

NATIONAL WESTMINSTER BANK PLC

BY:            Signed by David Brian Maycock

NAME:          David Brian Maycock

TITLE:         Director of Group Compliance